Airgas, Inc 259 N. Radnor-Chester Road Suite 100 Radnor, PA 19087-5283 (610) 687-5253 Fax: (610) 687-1052 http://www.airgas.com

To: From: Date: Subject:	All Airgas Associates Peter McCausland February 5, 2010 Airgas Receives Unsolicited Proposal from Air Products

This morning Airgas issued a news release confirming that it has received an unsolicited proposal from Air Products & Chemicals, Inc. to acquire the company for $60.00 per share.

The proposal received today is similar to previous proposals that our Board of Directors has evaluated. In December 2009, Airgas received a cash and stock proposal from Air Products with an implied value of $62 per share, after having received an all-stock proposal in October 2009 with an implied value of $60 per share. The Airgas Board of Directors rejected both proposals as financially inadequate, and a copy of the January 4, 2010 letter sent by the Board to Air Products is included in the news release issued earlier today.

Notwithstanding its earlier review of the previous proposals, our Board of Directors will review today’s Air Products proposal with the help of independent financial and legal advisors. Airgas has advised shareholders to take no action at this time.

As the Board conducts its review, it will be business as usual for all of us at Airgas. Over the years, we have built a nationwide distribution network with an industry-leading offering of products and services, the likes of which did not exist when we began. We will continue to create tremendous value for our customers, and the growth opportunities in front of us are outstanding. The best response to today’s news is for all of us to maintain our focus on serving customers and growing our business. Rest assured that we have the right resources and expertise to properly respond to this proposal, and we will fight to preserve the shareholder value that we have worked so hard to build through the years.

I recognize that you may have questions. While there is little additional information to share at this time, I will keep you updated as the Board completes its review of this proposal. We are committed to doing what is in the best interests of our company and our shareholders.

We expect this announcement may lead to inquiries from external parties, and it is important for us to speak with one voice. Consistent with our existing policy, please forward all media calls to Jay Worley, Vice President–Communications and Investor Relations, at 610-902-6206 or jay.worley@airgas.com, and all investor inquiries should go to Barry Strzelec, Manager-Investor Relations, at 610-902-6256 or barry.strzelec@airgas.com.

On behalf of the Board and management team, I thank you for your continued hard work, focus and commitment to Airgas.

Sincerely,

Peter McCausland
Chairman and Chief Executive Officer